

03055357

NO ACT
P.E 11-18-02
811-5207



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 8, 2003

Act	SEA
Section	
Rule	14a-8(i)(3), 14a-8(c) 14a-8(i)(9)
Public Availability	Jan. 8, 2003

BY FACSIMILE AND U.S. MAIL
Patricia Poglinco, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

Re: ACM Income Fund, Inc. (the "Fund")
File No. 811-5207
Shareholder Proposal of Robert P. Laukat

Dear Ms. Poglinco:

In a letter dated November 18, 2002, you notified the staff of the Securities and Exchange Commission that the Fund proposes to omit from its proxy materials for its 2003 annual meeting a shareholder proposal (the "Proposal") submitted by Mr. Robert P. Laukat.* The Proposal provides:

RESOLVED, THAT THE SHAREHOLDERS OF THE ACM INCOME FUND, INC., ASSEMBLED IN ANNUAL MEETING IN PERSON AND BY PROXY, RECOMMEND THAT THE BOARD OF DIRECTORS TERMINATE THE INVESTMENT ADVISORY AGREEMENT BETWEEN ACM INCOME FUND AND ALLIANCE CAPITAL MANAGEMENT, L.P. (THE ADVISOR) WHEN THE CURRENT AGREEMENT EXPIRES, AND AT SUCH TIME SOLICIT OFFERS FROM SELECTED INVESTMENT ADVISORS, INCLUDING ALLIANCE CAPITAL MANAGEMENT, L.P., TO EVALUATE THE COST AND THE ABILITY OF THE CANDIDATES TO PERFORM FOR THE BENEFIT OF THE SHAREHOLDERS.

AT THE SAME TIME, THE BOARD SHOULD MAKE A COMPREHENSIVE STUDY OF THE COST OF OPERATING THIS FUND WITH A VIEW TO REDUCING COMPENSATION TO ANY FUTURE FUND MANAGER.

IN ADDITION, THE BOARD SHOULD EVALUATE ALL PROPOSALS SUCH AS THE RIGHTS OFFERING DATED NOVEMBER 16, 2001 TO INSURE THAT IN THE FUTURE, THE CURRENT SHAREHOLDERS ARE NOT ADVERSELY AFFECTED BY ANY SUCH PROPOSAL.

You request our assurances that we would not recommend enforcement action if the Fund omits the Proposal in reliance on Rule 14a-8(c) under the Securities Exchange Act of 1934 (the "1934 Act"), and omits the supporting statement pursuant to Rules 14a-8(i)(3) and 14a-9 under the 1934 Act.

* We have also received and considered the Proponent's letter of November 20, 2002.

CRGH

Omission of the Proposal Based on Rule 14a-8(c)

You argue that the Fund may exclude the Proposal under the provisions of Rule 14a-8(c) which provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. In your view, the Proposal contains not one, but three separate proposals for recommendation to the Fund's board of directors: (1) terminate the investment management agreement with Alliance Capital Management L.P., the adviser of the Fund and solicit offers from selected investment advisors to evaluate the cost and ability of candidates to perform for the benefit of the stockholders; (2) make a comprehensive study of the cost of operating the Fund with a view to reducing compensation to any future Fund manager; and (3) evaluate all proposals such as the 2001 rights offering to insure that the rights of stockholders are not adversely affected.

We are unable to concur. While there may be some basis to your view that the Proponent has exceeded the one proposal limitation in Rule 14a-8(c), it also appears that the Fund failed to comply with Rule 14a-8(f). This rule provides that a company may exclude a shareholder proposal only if it has notified the shareholder of the procedural or eligibility deficiencies within 14 days of receipt of the proposal and the shareholder failed to adequately correct the deficiencies. In this case, as was confirmed by my January 3 and 6, 2003, telephone conversations with Kevin M. Broadwater, Esquire, of your firm, the Fund did not provide notice to the shareholder within 14 days of its receipt of the Proposal. Accordingly, we do not believe that the Fund may omit the Proposal from its proxy materials in reliance on Rules 14a-8(c) and (f), and we cannot assure you that we would not recommend enforcement action if the Fund excludes the Proposal. See The Emerging Markets Infrastructure Fund, Inc. (pub. avail. March 23, 1999); Amerco (pub. avail. July 21, 2000).

Omission of the Supporting Statement Based on Rules 14a-8(i)(3) and 14a-9

You assert that because the Proponent's supporting statement is replete with false or misleading statements, the Fund may omit the entire supporting statement pursuant to Rule 14a-8(i)(3). The rule allows a company to exclude a proposal that violates any of the Commission's proxy rules, including Rule 14a-9 under the 1934 Act, which prohibits materially false and misleading statements in proxy soliciting materials. The Proponent, however, contends that his supporting statement is not false and misleading.

You argue that the first paragraph of the Supporting Statement is misleading because it focuses on the decline in net asset value per share during the one week period following the Rights Offering in December 2000, and omits any information regarding the increase in market price since the conclusion of the Rights Offering. You also argue that the Proponent's statement that the Adviser benefited from the Rights Offering is misleading, because both the adviser and the Fund benefited from the Offering. Finally, you argue that inclusion of the quotation of John Bogle is misleading, as it has "nothing to do with the Fund" and implies that the Fund is operated for the benefit of the Adviser.

We are unable to concur with your view that the Fund may omit the entire supporting statement under Rule 14a-8(i)(3).

* * * * *

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments regarding this matter, please contact the undersigned at (202) 942-0638.

Sincerely,



Linda B. Stirling
Senior Counsel

Robert P. Laukat
23340 Lakewood Drive
Twain Harte, California 95383
209 • 586-7734

January 8, 2002

ACM Income Fund
1345 Avenue of the Americas
New York, NY 10105

Attention: Mr. Edmund Bergan, Jr.

Dear Mr. Bergan:

Enclosed is a shareholder proposal and supporting statement which I hereby submit for inclusion in the corporation's proxy statement and for a presentation at the year 2003 annual shareholders meeting.

In accordance with the Securities and Exchange Commission regulations under Rule 14-A-8, please be advised that I have owned shares of the corporation with a market value of at least $2,000 continuously for the preceding one year, and that I intend to maintain such ownership through the date of the 2003 annual meeting.

The shares I hold are in my Charles Schwab account, and substantiation is attached.

If you would like to discuss this proposal and/or supporting statement, or intend to object to the resolution's entry in the 2003 proxy statement, please contact me promptly.

Cordially,



Robert P. Laukat

cc: Mr. Michael Shaffer
Securities & Exchange Commission
450 5th Street N.W.
Washington, DC 20459

Robert P. Laukat
23340 Lakewood Drive
Twain Harte, California 95383
209 • 586-7734

January 8, 2002

ACM Income Fund
1345 Avenue of the Americas
New York, NY 10105

Attention: Mr. Edmund Bergan, Jr.

Dear Mr. Bergan:

Enclosed is a shareholder proposal and supporting statement which I hereby submit for inclusion in the corporation's proxy statement and for a presentation at the year 2003 annual shareholders meeting.

In accordance with the Securities and Exchange Commission regulations under Rule 14-A-8, please be advised that I have owned shares of the corporation with a market value of at least $2,000 continuously for the preceding one year, and that I intend to maintain such ownership through the date of the 2003 annual meeting.

The shares I hold are in my Charles Schwab account, and substantiation is attached.

If you would like to discuss this proposal and/or supporting statement, or intend to object to the resolution's entry in the 2003 proxy statement, please contact me promptly.

Cordially,



Robert P. Laukat

cc: Mr. Michael Shaffer
Securities & Exchange Commission
450 5th Street N.W.
Washington, DC 20459

SHAREHOLDER PROPOSAL
BY
ROBERT P. LAUKAT

HOLDER OF 311.8135 SHARES

Resolved, that the shareholders of the ACM Income Fund, Inc., assembled in annual meeting in person and by proxy, recommend that the board of directors terminate the investment advisory agreement between ACM Income Fund and Alliance Capital Management, L.P. (The advisor) when the current agreement expires, and at such time solicit offers from selected investment advisors, including Alliance Capital Management, L.P., to evaluate the cost and the ability of the candidates to perform for the benefit of the shareholders.

At the same time, the board should make a comprehensive study of the cost of operating this Fund with a view to reducing compensation to any future fund manager.

In addition, the board should evaluate all proposals such as the rights offering dated November 16, 2001 to insure that in the future, the current shareholders are not adversely affected by any such proposal.

SUPPORTING STATEMENT

On November 16, 2001, the company sent a prospectus on an offering which essentially offered the present shareholders the opportunity to purchase one share of newly issued stock for each three shares held. The price for these shares turned out to be $7.03 per share. The NAV price on 12/21/01 was $8.26. The market price was $7.41. On 12/28/01 the NAV price dropped to $7.79, a loss of 47¢ per share. Most of that, I am sure, can be attributed to the cost of making this offering.

On page 5 under "Risk Factors of the Offering," it is stated "You will incur immediate dilution as a result of this offering, which dilution could be substantial." It goes on to say dilution would be greater if you did not exercise your rights.

As a result of this offering, the company will benefit because more shares being outstanding will mean more management fees. Will the management fees be reduced? There is no indication of that. We, the shareholders pay, the management benefits.

In the year 2000, the assets of the fund jumped from $448,735,000 on December 31, 1999 to $1,390,592,000 on December 31, 2000. Certain synergies must have taken place, but management costs remained at about 1.19 percent of the assets.

The following is an excerpt from the June 20, 2000 Wall Street Journal, quoting Mr. John C. Bogle, former Chairman of the Vangard Funds.

> *The Investment Act of 1940 warns against organizing, operating, and managing funds in the interests of the investment advisors rather than in the interest of the shareholders, but that warning is not adequately heeded today. It is high time funds managers and independent directors as well as public officials, the media and the shareholders give these issues the attention they deserve.*

A yes vote on this proposal will convey to the directors that they should exercise their moral and fiduciary responsibilities to protect the shareholders of the fund by judiciously scrutinizing every expense and every proposal recommended by the management of the fund. Please vote yes on this proposal.

Rec'd. 11/20/02 from A. Fisher

SEWARD & KISSEL LLP

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL

TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421
WWW.SEWKIS.COM

1200 G STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

November 18, 2002

U.S. Securities and Exchange Commission
420 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Investment Management

Re: ACM Income Fund, Inc. – Intention to Omit Stockholder Proposal and Supporting Statement because Stockholder Proposal Consists of Three Separate Proposals and Supporting Statement is Materially False and Misleading

Ladies and Gentleman:

This letter is submitted on behalf of our client, ACM Income Fund, Inc. (the "Fund"), a registered closed-end management investment company, to apprise the U.S. Securities and Exchange Commission (the "Commission"), that pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Fund seeks to omit from its proxy statement and form of proxy (the "Proxy Materials") for its 2003 Annual Meeting of Stockholders (the "Stockholders Meeting") the stockholder proposal submitted by Mr. Robert P. Laukat (the "Stockholder Proposal") and Mr. Laukat's statement in support thereof (the "Supporting Statement"). A copy of the Stockholder Proposal and the Supporting Statement are attached hereto as Appendix A. Six copies of this letter, including Appendix A, are enclosed in accordance with Rule 14a-8(j).

Delivery of a copy of this letter to Mr. Laukat shall serve to notify him of the Fund's intent to omit the Stockholder Proposal and Supporting Statement from its Proxy Materials for the Stockholder's Meeting.

The Fund intends to omit the Stockholder Proposal and the Supporting Statement for the following reasons:

The Stockholder Proposal consists of more than one proposal in violation of Rule 14a-8(c).

Rule 14a-8(c) states that a "shareholder may submit no more than one proposal to a company for a particular shareholder's meeting." The Stockholder Proposal very clearly consists of three separate proposals. Mr. Laukat seeks to have stockholders recommend that the Board of Directors: (1) terminate the investment management agreement (the "Investment Management Agreement") with Alliance Capital Management L.P., the adviser of the Fund (the "Adviser"), and solicit offers from selected investment advisors to evaluate the cost and ability of candidates to perform for the benefit of the stockholders ("Proposal One"); (2) make a comprehensive study of the cost of operating the Fund with a view to reducing compensation to any future Fund manager ("Proposal Two"); and (3) evaluate all proposals such as the 2001 rights offering (the "Rights Offering") to insure that the rights of stockholders are not adversely affected ("Proposal Three").

The Fund believes that the Stockholder Proposal consists of three separate proposals. Proposal One recommends that the Board of Directors terminate the Investment Management Agreement and evaluate potential replacement advisers. Proposal Two recommends an overall cost study. While a stated purpose of the study is to reduce advisory fees, Proposal Two contemplates a comprehensive cost study that is separate and apart from the evaluation of adviser candidates asked for by Proposal One. Finally, Proposal Three recommends that the Board of Directors evaluate all proposals such as the Rights Offering to insure that the rights of stockholders are not adversely affected, and is completely unrelated, to Proposals One and Two.

The inclusion of three stockholder proposals clearly violates Rule 14a-8(c). Therefore, the Fund believes that the Stockholder Proposal should be omitted or, in the alternative, revised to omit two of the proposals.

The Supporting Statement contains false and misleading statements in violation of Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a registrant to omit from its proxy materials a stockholder proposal and any statement in support thereof "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." Rule 14a-9 under the 1934 Act provides that "no solicitation subject to this regulation shall be made by means of any proxy statement...which...is false or misleading with respect to any material fact, or which omits to state any material fact." As discussed below, the Supporting Statement is clearly false and misleading, and the Fund believes that the entire Supporting Statement may be omitted pursuant to Rule 14a-8(i)(3).

The first paragraph of the Supporting Statement focuses on the decline in net asset value per share in relation to the Fund's market price during the one week period following the conclusion of the Rights Offering. The omission from the Supporting Statement of any discussion of the Fund's performance and increase in market price since the conclusion of the

Rights Offering causes the Stockholder Proposal to be materially false and misleading. In fact the market price of $7.25 per share on December 27, 2001, the day before Mr. Laukat's example, represented the 52-week low for shares of the Fund. The market premium on the Fund's shares before the Rights Offering was announced (October 3, 2001) was 4.18%. Since the conclusion of the Rights Offering, the market price of the Fund's shares has risen substantially, reaching a high of $8.34 on October 1, 2002. As of November 15, 2002, the market price was $8.04, representing a premium of 5.24%. The omission of any discussion of the Fund's performance since the Rights Offering exemplifies the clearly false and misleading nature of the entire Supporting Statement.

Mr. Laukat states that as a result of the Rights Offering, "the company[1] will benefit because more shares being outstanding will mean more management fees." Further, Mr. Laukat frames his assertion regarding the increase in management fees to paint the Adviser's recommendation of the Rights Offering as having been given purely to benefit the Adviser. While it is true that management fees increase as a result of the proceeds and income from the Rights Offering, it is also true that the increase in assets benefits stockholders by allowing the Fund to take advantage of additional investment opportunities. The prospectus for the Rights Offering clearly disclosed the potential benefits to the Fund from the Rights Offering (as borne out by the subsequent performance), as well as the potential benefits that the issuance of additional shares would provide the Adviser. The first page of the prospectus summary under the heading "Purposes of the Offer" stated, "that the availability of new capital would permit the Fund to take advantage of investment opportunities without being required to sell current portfolio positions that it desires to retain." Page 9 of the prospectus summary under the heading "Investment Adviser and Administrator" plainly stated: "The Administrator and the Adviser will benefit from the offer because they receive fees based on the Fund's net assets and, in the case of the Adviser, also on the income of the Fund, both of which will increase as a result of the offer." Mr. Laukat's omission of this information once again demonstrates the clearly false and misleading nature of the Supporting Statement and leaves the Fund no option but to exclude both the Stockholder Proposal and the Supporting Statement.

The Supporting Statement also includes a quotation from the Wall Street Journal in which John Bogle calls for the public to guard against advisers who act for their own benefit. Including this passage creates the implication that the Fund is being operated in the interest of the Adviser rather than the stockholders. Mr. Bogle's comments have nothing to do with the Fund, and it is misleading to link Mr. Bogle's comments to the Fund. In view of the omissions discussed above, it is misleading for Mr. Laukat to suggest that the Adviser and the Board of Directors have been managing the Fund in a manner inconsistent with their respective duties. The Supporting Statement follows this quotation with the statement that "a yes vote on this proposal will convey to the directors that they should exercise their moral and fiduciary responsibilities to protect the stockholders of the fund by judiciously scrutinizing every expense and every proposal recommended by the management of the Fund." The false and misleading omissions from the Supporting Statement clearly make the implications of the quotation and the

[1] Mr. Laukat uses the terms "company" and "fund" interchangeably throughout the Stockholder Proposal and Supporting Statement. In this instance we assume that he is referring to the Adviser.

statement following it also false and misleading. For this reason, the Fund also believes that the Supporting Statement is false and misleading and should be omitted.

* * *

Should the Staff not agree with the objections to the Stockholder Proposal and the Supporting Statement expressed in this letter, the Fund would appreciate an opportunity to confer with the Staff prior to the issuance of a response to this request for "no action" relief. If the Staff has any questions, requires any additional information in connection with this letter or would like to discuss any matter referred to herein, please contact the undersigned at (212) 574-1247 or Kevin M. Broadwater at (202) 737-8833. The Staff's attention to this letter is most appreciated.

Very truly yours,



Patricia A. Poglinco

cc: Edmund P. Bergan, Jr., Esq.
Alliance Capital Management L.P.
James J. Hanks, Jr., Esq.
Ballard Spahr Andrews & Ingersoll, LLP
Robert P. Laukat

00250.0065 #358719v3

Robert P. Laukat
23340 Lakewood Dr • Twain Harte, CA 95383 • (209)586-7734

November 20, 2002

U.S. Securities and Exchange Commission
Attn: Office of Chief Counsel
Division of Investment Management
420-5th St. N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On November 18, 2002, the attorneys for ACM Income Fund, Inc. sent you a letter indicating they intend to omit my shareholder proposal because:

1) The proposal consists of more than one proposal. I contend that all three alleged proposals the attorney cites are one. The proposal is to terminate the present contract with ACM and do the necessary tasks to achieve that end.

2) The attorneys contend the statement contains false and misleading statements. They contend I should include current market conditions in the proposal. How can I predict the future? The facts I submitted are true and accurate at the time the letter was written.

Further, the attorney contends I should have included in my proposal information stating the possible benefits to the shareholders, therefore, that makes my proposal misleading, I disagree with that contention.

They contend my inclusion of comments made by Mr. Bogle, "have nothing to do with the fund." I contend it has everything to do with the mutual fund industry including ACM. I have included these comments in other proposals and they were accepted.

I additionally contend that the proposal correctly and clearly states that the proposal questions the fiduciary responsibility of the Board of Directors when they allow ACM to charge a management fee I consider high (look at similar funds managed by Vanguard) and when ACM greatly expands the size of the fund, generating greater management fees, they do not indicate they intend to lower the percentage of those fees.

What I object to is that at shareholder expense, ACM does an offering that the attorneys admit will generate greater fees for ACM and ACM does not share the fruits of that offering with the shareholders contending the size of the fund is a benefit to shareholders, I believe that is a false assumption. If they wish to make a shareholder offering at ACM's expense, so be it

Everything to the best of my knowledge is true and correct at the time the proposal was written..

Please require ACM to include this proposal in their next proxy statement and if there is anything I have overlooked, please let me know and I will rectify it.

Cordially,



Robert P Laukat

cc: Mr. Edmund P. Bergan, Jr. , Esq.
Alliance Capitol Management, L.LP
ACM Income Fund, Inc.
1345 Avenues of the Americas, New York, NY 10105

cc: Patricia A. Poglinco,
Seward & Kissel, LLP
1 Battery Park Plaza, New York, NY 10004

Received 11/19/2002 03:12PM in 02:54 on line [0] for FAXOPR * Pg 2/8
11/19/2002 15:08 FAX 202 737 5184 SEWARD KISSEL 002

SEWARD & KISSEL LLP
ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL

TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421
WWW.SEWKIS.COM

1200 G STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

November 18, 2002


SEC MAIL PROCESSING
RECEIVED
NOV 1 9 2002
WASH. D.C. 151 SECTION

U.S. Securities and Exchange Commission
420 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Investment Management

Re: ACM Income Fund, Inc. – Intention to Omit Stockholder Proposal and Supporting Statement because Stockholder Proposal Consists of Three Separate Proposals and Supporting Statement is Materially False and Misleading

Ladies and Gentleman:

This letter is submitted on behalf of our client, ACM Income Fund, Inc. (the "Fund"), a registered closed-end management investment company, to apprise the U.S. Securities and Exchange Commission (the "Commission"), that pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Fund seeks to omit from its proxy statement and form of proxy (the "Proxy Materials") for its 2003 Annual Meeting of Stockholders (the "Stockholders Meeting") the stockholder proposal submitted by Mr. Robert P. Laukat (the "Stockholder Proposal") and Mr. Laukat's statement in support thereof (the "Supporting Statement"). A copy of the Stockholder Proposal and the Supporting Statement are attached hereto as Appendix A. Six copies of this letter, including Appendix A, are enclosed in accordance with Rule 14a-8(j).

Delivery of a copy of this letter to Mr. Laukat shall serve to notify him of the Fund's intent to omit the Stockholder Proposal and Supporting Statement from its Proxy Materials for the Stockholder's Meeting.

The Fund intends to omit the Stockholder Proposal and the Supporting Statement for the following reasons:

The Stockholder Proposal consists of more than one proposal in violation of Rule 14a-8(c).

Rule 14a-8(c) states that a "shareholder may submit no more than one proposal to a company for a particular shareholder's meeting." The Stockholder Proposal very clearly consists of three separate proposals. Mr. Laukat seeks to have stockholders recommend that the Board of Directors: (1) terminate the investment management agreement (the "Investment Management Agreement") with Alliance Capital Management L.P., the adviser of the Fund (the "Adviser"), and solicit offers from selected investment advisors to evaluate the cost and ability of candidates to perform for the benefit of the stockholders ("Proposal One"); (2) make a comprehensive study of the cost of operating the Fund with a view to reducing compensation to any future Fund manager ("Proposal Two"); and (3) evaluate all proposals such as the 2001 rights offering (the "Rights Offering") to insure that the rights of stockholders are not adversely affected ("Proposal Three").

The Fund believes that the Stockholder Proposal consists of three separate proposals. Proposal One recommends that the Board of Directors terminate the Investment Management Agreement and evaluate potential replacement advisers. Proposal Two recommends an overall cost study. While a stated purpose of the study is to reduce advisory fees, Proposal Two contemplates a comprehensive cost study that is separate and apart from the evaluation of adviser candidates asked for by Proposal One. Finally, Proposal Three recommends that the Board of Directors evaluate all proposals such as the Rights Offering to insure that the rights of stockholders are not adversely affected, and is completely unrelated, to Proposals One and Two.

The inclusion of three stockholder proposals clearly violates Rule 14a-8(c). Therefore, the Fund believes that the Stockholder Proposal should be omitted or, in the alternative, revised to omit two of the proposals.

The Supporting Statement contains false and misleading statements in violation of Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a registrant to omit from its proxy materials a stockholder proposal and any statement in support thereof "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." Rule 14a-9 under the 1934 Act provides that "no solicitation subject to this regulation shall be made by means of any proxy statement...which...is false or misleading with respect to any material fact, or which omits to state any material fact." As discussed below, the Supporting Statement is clearly false and misleading, and the Fund believes that the entire Supporting Statement may be omitted pursuant to Rule 14a-8(i)(3).

The first paragraph of the Supporting Statement focuses on the decline in net asset value per share in relation to the Fund's market price during the one week period following the conclusion of the Rights Offering. The omission from the Supporting Statement of any discussion of the Fund's performance and increase in market price since the conclusion of the

Rights Offering causes the Stockholder Proposal to be materially false and misleading. In fact the market price of $7.25 per share on December 27, 2001, the day before Mr. Laukat's example, represented the 52-week low for shares of the Fund. The market premium on the Fund's shares before the Rights Offering was announced (October 3, 2001) was 4.18%. Since the conclusion of the Rights Offering, the market price of the Fund's shares has risen substantially, reaching a high of $8.34 on October 1, 2002. As of November 15, 2002, the market price was $8.04, representing a premium of 5.24%. The omission of any discussion of the Fund's performance since the Rights Offering exemplifies the clearly false and misleading nature of the entire Supporting Statement.

Mr. Laukat states that as a result of the Rights Offering, "the company[1] will benefit because more shares being outstanding will mean more management fees." Further, Mr. Laukat frames his assertion regarding the increase in management fees to paint the Adviser's recommendation of the Rights Offering as having been given purely to benefit the Adviser. While it is true that management fees increase as a result of the proceeds and income from the Rights Offering, it is also true that the increase in assets benefits stockholders by allowing the Fund to take advantage of additional investment opportunities. The prospectus for the Rights Offering clearly disclosed the potential benefits to the Fund from the Rights Offering (as borne out by the subsequent performance), as well as the potential benefits that the issuance of additional shares would provide the Adviser. The first page of the prospectus summary under the heading "Purposes of the Offer" stated, "that the availability of new capital would permit the Fund to take advantage of investment opportunities without being required to sell current portfolio positions that it desires to retain." Page 9 of the prospectus summary under the heading "Investment Adviser and Administrator" plainly stated: "The Administrator and the Adviser will benefit from the offer because they receive fees based on the Fund's net assets and, in the case of the Adviser, also on the income of the Fund, both of which will increase as a result of the offer." Mr. Laukat's omission of this information once again demonstrates the clearly false and misleading nature of the Supporting Statement and leaves the Fund no option but to exclude both the Stockholder Proposal and the Supporting Statement.

The Supporting Statement also includes a quotation from the Wall Street Journal in which John Bogle calls for the public to guard against advisers who act for their own benefit. Including this passage creates the implication that the Fund is being operated in the interest of the Adviser rather than the stockholders. Mr. Bogle's comments have nothing to do with the Fund, and it is misleading to link Mr. Bogle's comments to the Fund. In view of the omissions discussed above, it is misleading for Mr. Laukat to suggest that the Adviser and the Board of Directors have been managing the Fund in a manner inconsistent with their respective duties. The Supporting Statement follows this quotation with the statement that "a yes vote on this proposal will convey to the directors that they should exercise their moral and fiduciary responsibilities to protect the stockholders of the fund by judiciously scrutinizing every expense and every proposal recommended by the management of the Fund." The false and misleading omissions from the Supporting Statement clearly make the implications of the quotation and the

[1] Mr. Laukat uses the terms "company" and "fund" interchangeably throughout the Stockholder Proposal and Supporting Statement. In this instance we assume that he is referring to the Adviser.

statement following it also false and misleading. For this reason, the Fund also believes that the Supporting Statement is false and misleading and should be omitted.

* * *

Should the Staff not agree with the objections to the Stockholder Proposal and the Supporting Statement expressed in this letter, the Fund would appreciate an opportunity to confer with the Staff prior to the issuance of a response to this request for "no action" relief. If the Staff has any questions, requires any additional information in connection with this letter or would like to discuss any matter referred to herein, please contact the undersigned at (212) 574-1247 or Kevin M. Broadwater at (202) 737-8833. The Staff's attention to this letter is most appreciated.

Very truly yours,

Patricia A. Poglinco/KMB

Patricia A. Poglinco

cc: Edmund P. Bergan, Jr., Esq.
Alliance Capital Management L.P.
James J. Hanks, Jr., Esq.
Ballard Spahr Andrews & Ingersoll, LLP
Robert P. Laukat

00250.0065 #358719v3